Filed Pursuant to Rule 433
Registration Statement No. 333-158199-10

June 26, 2009

$1,300,000,000

3.450% SENIOR NOTES DUE 2012

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse, acting through its New York Branch
Note type:	Senior Fixed-Rate Notes
Ratings:	Moody’s: Aa1 (Outlook Negative) Standard & Poor’s: A+ (Outlook Stable) Fitch: AA- (Rating Watch Negative)
Minimum denomination:	$100,000 x $1,000
Trade date:	June 26, 2009
Settlement date:	July 1, 2009 (T+3)
Maturity date:	July 2, 2012
Principal amount:	$1,300,000,000
Benchmark:	UST 1.875% due June 15, 2012
Benchmark yield and price:	1.596% or 100 – 25 ¾
Re-offer spread:	T + 190 bps
Re-offer yield to maturity:	3.496%
Coupon:	3.450%
Public offering price:	99.870%
Gross spread:	0.250%
Net proceeds to Issuer:	$1,295,060,000
Interest payment dates:	January 15th and July 15th First payment on January 15, 2010 and final payment at maturity
Day count:	30/360
CUSIP:	22546QAB3
ISIN:	US22546QAB32
Sole bookrunner (99.25%):	Credit Suisse Securities (USA) LLC
Co-managers (0.25% each):	MFR Securities, Inc. Trilon International Inc. Utendahl Capital Partners, L.P.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.